328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 11-220
January 25, 2012

Platinum Group Reports Q1 2012 Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) announces the publication of the Company’s financial results for the three months ending November 30, 2011. For more details of the November 30, 2011 Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may request a copy of the complete November 30, 2011 Condensed Consolidated Interim Financial Statements from the Company free of charge.

The Canadian Accounting Standards Board determined that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles for publicly accountable enterprises for financial periods beginning on or after January 1, 2011. The Company has adopted IFRS as at September 1, 2011 with a transition date of September 1, 2010.

The Company’s cash position at November 30, 2011 was $95.1 million, including $41.99 million in restricted cash held in South African operating company Maseve Investments 11 (pty) Ltd. (“Maseve”). At January 20, 2012 the Company’s cash position was approximately $93.8 million, including restricted cash deposits. All amounts herein are reported in Canadian dollars unless otherwise specified.

Highlights For The Period

  In September 2011 the box cut excavation at the Project 1 Platinum Mine (“Project 1”) in South Africa was completed. In October 2011 underground mining contractor JIC commenced development into the underground for a twin barrel decline system. Site establishment and Phase 1 infrastructure were also completed. On site safety, performance to date has been very good with no lost time injuries to report.
  In September 2011 a joint engineering study on potential synergies with the Jinchuan-Wesizwe platinum mine adjacent to the Project 1 mine site was commenced.
  In November 2011 the Company completed the formal public consultation process and documentation related to its Environmental Impact Assessment for the Project 1. Consultation with Government was subsequently completed in December.

PLATINUM GROUP METALS LTD.	…2
  In November 2011 the Company reported drill intercepts in a newly discovered extension of the North Limb grading 3.47 g/t Platinum, Palladium and Gold (2 PGE+Au) over 3.5 meters and 7.00 g/t 2PGE +Au over 5.0 meters at vertical depth of approximately 660 meters on the Waterberg project. Drilling is continuing in 2012 with five drill rigs. Waterberg is a joint venture project with the Japanese Oil, Gas and Metals National Corporation (“JOGMEC”) (37%) and Black Economic Empowerment company, Mnombo Wethu Consultants cc (“Mnombo”) (26%).

In November 2011 the Company agreed to increase its stake in the Waterberg Project to an effective 49.97% . Platinum Group acquired 49.9% of Mnombo, the empowerment partner in the project, for payments of 1.2 million Rand (US$150,000) and an agreement to fund Mnombo’s 26% share of costs on the Project to feasibility. Platinum Group will therefore hold 37% of Waterberg directly and a further 12.97 % indirectly, through Mnombo, for a total effective interest of 49.97% .

Results For The Period

During the three months ended November 30, 2011, the Company incurred a net loss of $5.32 million (November 30, 2010 – $4.34 million). General and administrative expenses during the first quarter amounted to $1.31 million (November 30, 2010 - $1.25 million), losses on foreign exchange were $3.18 million (November 30, 2010 - $189,252 gain) while stock based compensation expense, a non-cash item, totalled $1.91 million (November 30, 2010 - $3.52) . Finance income consisting of interest earned and property rental fees in the three months amounted to $1.08 million (November 30, 2010 - $164,937). Loss per share for the quarter amounted to $0.03 per share as compared to $0.03 per share for the first quarter of fiscal 2011.

Accounts receivable at November 30, 2011 totalled $2.95 million while accounts payable and accrued liabilities amounted to $6.09 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa. Accounts payable included accrued professional fees, contract construction fees, drilling expenses, engineering fees and regular trade payables for ongoing exploration costs and administration.

Total global exploration and development expenditures by the Company during the period totaled $10.3 million. Of this amount, $9.7 million was for development and exploration on Project 1 and $0.6 million was for other exploration. Other exploration funded by joint venture partners totaled $0.43 million in the three month period, comprised of $0.16 million by Sable Platinum and $0.27 million by JOGMEC.

Of the Phase 1 USD $100 million project budget, approximately USD $52 million has been spent to date on development work and infrastructure. The project is on budget and approximately 55% to 60% complete at present. Phase 1 decline development is estimated to be 10 to 12 weeks behind original schedule. After establishment of procedures and training, development of the two barrel decline system is planned to advance at approximately 100 metres per month and will continue for a planned 1,200 linear metres in Phase 1, to a vertical depth of approximately 140 metres. Phase 1 will continue into Q4 of calendar 2012 as preparations for commencement of Phase 2 continue.

PLATINUM GROUP METALS LTD.	…3

Outlook

Preparation of detailed banking documents for the senior loan facility with the mandated syndicate of banks is ongoing. The completion of this documentation, due diligence, hedging establishment and off take negotiations are expected to be completed during Q1 and Q2 of calendar 2012. The formal mining right record of decision from the DMR is expected before the end of Q1 of calendar 2012.

Phase 2 development at Project 1 will commence subject to completion of project financing, the negotiation and execution of formal off-take agreements and the grant of a formal mining right. Phase 2 will include a second decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and tailings impoundment area.

Concentrate off-take negotiations are underway. Discussions about the possible sale of early ore have also been undertaken. Anglo Platinum retains a 60 day right of first refusal to match the terms of any off take agreement which the Company intends to execute. The Company estimates that off take arrangements, including Anglo’s 60 day right of first refusal, will be completed by the end of Q2 of calendar 2012.

Following the completion of the Updated Feasibility Study (“UFS”) for Project 1 in October 2009, the Company completed further drilling, metallurgical work, mine design and cost estimation work. The Company has also incurred actual construction and property acquisition costs under the Phase 1 development program currently underway. Initial indicators, based on current implementation cost estimates, are that peak funding requirements for Project 1 have not changed materially from the UFS estimate. Current estimates of steady state production remain unchanged.

During 2011 a final mining right application, a social and labour program and an environmental impact assessment were filed for Project 1 and were officially accepted for processing by the DMR. The Company continues to work with the DMR to obtain a final mining authorization. A record of decision on the Company’s application for a mining right is anticipated in Q1 of calendar 2012.

The Company plans to continue working with joint venture partner funding to conduct exploration on the Waterberg and Sable projects. Exploration drilling is underway at Waterberg with 5 rigs and at Sable with 2 rigs, all funded by joint venture partners.

In 2011 the Company approved a $2.0 million budget for exploration work on its Canadian properties located near Thunder Bay, Ontario. Geophysics, soil sampling, mapping and drilling have been a part of the 2011 work program. This work is now complete. The Company plans to establish a new budget for Canadian exploration in 2012. Compilation work, modeling, budgeting and exploration planning is underway on the newly acquired Providence Nickel, Copper, and Platinum Group Metals Property. Work on the ground at Providence will commence in the Northwest Territories in the spring of 2012.

PLATINUM GROUP METALS LTD.	…4

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg South Africa and Vancouver, Canada. The Company’s main asset is a 74% interest in the Project 1 Platinum Mine, near Rustenburg South Africa, where an initial construction budget of USD $100 million is in progress, including underground development. Project 1 has estimated steady state production of 275,000 ounces per year of platinum group metals based on an October 2009 Updated Feasibility Study.

Platinum Group also has active exploration programs with drilling at the Sable Joint Venture and Waterberg Joint Ventures in South Africa and active exploration in Canada for Platinum and Palladium.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.